October 26, 2010



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

Attention:  Mrs. Mindy Hooker

Re:     Vital Products, Inc.
        Form 8-K
        Filed 10/8/2010
        File Number: 333-127915


Dear Mrs. Hooker

Set forth below is the Company's response to the Staff's comments. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Comment 1

Please amend your filing to follow the language in Item 304(a)(2) of Regulation S-K and state whether during the registrant's two most recent fiscal years (disclose specific years) and any subsequent interim period through the date of resignation (actual date of change) there were any consultations with your new auditor. We note your current disclosure only includes one fiscal year.


Response 1

We have amended the 8-K as requested


Comment 2

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in you revised Form 8-K


Response 2

We have amended the 8-K as requested


The Company acknowledges:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.


If you have further questions or comments, please feel free to contact us or our counsel. We are happy to cooperate in any way we can.


                                        Regards,

                                        /s/ Michael Levine, CEO